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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vestin Group, Inc. (formerly Sunderland Corporation)

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

867281107

(Cusip Number)

Michael V. Shustek
c/o Vestin Group
2901 El Camino Avenue
Las Vegas, Nevada 89102
(702) 227-0965

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Anthony J. Richmond, Esq.
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, CA 94025
(650) 328-4600

February 9, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Michael V Shustek		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: PF, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,164,199

		8.	Shared Voting Power: None.

		9.	Sole Dispositive Power: 5,164,199

		10.	Shared Dispositive Power: None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,164,199

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 72.2%

14.	Type of Reporting Person: IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding.

Statement on Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Person on June 11, 1999 (the “Statement”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal funds and potential financing from personal sources. The Reporting Person acquired warrants to purchase an aggregate of 2,000,000 shares of common stock pursuant to an Employment Agreement with the Company. The employment agreement provides for an annual grant to the Reporting Person of a warrant to purchase up to 500,000 shares of the Company’s common stock.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated to read in its entirety as follows:

     The Reporting Person advised the Board of Directors of the Company of his interest in acquiring, in one or more transactions the structure of which has not been determined, the complete control of, and entire interest in, the Company. The Company announced the information set forth above in a press release dated December 22, 2003, which is attached hereto as Exhibit A.

     As indicated in such press release, the Reporting Person urged that the board of directors of the Company form a special committee of the board, represented by independent legal and financial advisers, to investigate and negotiate with the Reporting Person regarding the possible terms of such a transaction. In proposing consideration of such a transaction, the Reporting Person observed that as a result of the adoption and implementation of the Sarbanes-Oxley Act, relatively small publicly-traded companies, such as the Company, find themselves subjected to regulatory and compliance burdens and the costs attendant to such burdens which impose significant financial hardship on the enterprise. The Reporting Person intends actively to consider and enter into discussions with the Company, its board, and third parties regarding the advisability of the completion of such a going private transaction and the possible terms thereof. There can, however, be no assurance that any such transaction will be completed or, if so, when it will be completed or the price paid for the public shares.

     In connection with the foregoing, the Reporting Person is considering the feasibility and advisability of various alternative courses of action with respect to its investment in the Company including, without limitation, (i) to hold its securities as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of securities), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Company and to fill any then existing vacancies on the Board), or (iv) to change its intention with respect to any or all of the matters referred to above or in Item 4. The Reporting

Person’s decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Company with respect to its shares, market activity in the shares, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Person and other factors which the Reporting Person may deem relevant to its investment decisions.

     If the proposed transaction is consummated, the Company will no longer be publicly owned and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Even if the proposed transaction is not fully consummated, if the Reporting Person purchases a significant number of securities of the Company, there may be so few remaining shareholders and publicly held security holders that the Company will no longer meet the published guidelines of the National Association of Securities Dealers Automated Quotation for continued listing and may be taken off the Nasdaq National Market. As a result, there may not be a public trading market for securities and the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies.

     Except as set forth above in this statement, the Reporting Person does not have any present plan or proposal that relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

     (a) and (b) Based on the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2003, there are 5,150,340 shares of Common Stock outstanding as of October 31, 2003. As of February 5, 2004, the Reporting Person directly owns an aggregate of 5,164,199 shares of Common Stock, which represents in the aggregate approximately 72.2% of the outstanding Common Stock.

     In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by the Reporting Person, the number of shares and percentage beneficially owned by the Reporting Person was calculated in accordance with Rule 13d-3(d)(1) on a fully diluted, as converted basis of all of the options and warrants held by the Reporting Person that were exercisable as of September 30, 2003 or that would become exercisable within

60 days of September 30, 2003. As such, the aggregate shares of Common Stock held by the Reporting Person includes (i) 3,164,199 shares of Common Stock and (ii) warrants to purchase up to 2,000,000 shares of Common Stock.

     (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

     (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated to read in its entirety as follows:

     The Reporting Person has entered into a Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc. dated December 30, 2002 (the “Securities Pledge Agreement”), pursuant to which the Reporting Person pledged 550,000 shares of his stock to secure a loan with The CIT Group/Equipment Financing, Inc.. The Reporting Person has also entered into a Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One LLC and John K. Baldwin dated August 25, 2003 (the “Stock Pledge Agreement”), pursuant to which the Reporting Person has pledged 2,000,000 shares of his stock to secure a loan with Capital One, LLC and John K. Baldwin. The Reporting Person has also entered into an employment agreement with the Company (the “Employment Agreement”), pursuant to which the Reporting Person receives, amongst other things, an annual grant of a warrant to purchase up to 500,000 shares of the Company’s common stock. Copies of the Securities Pledge Agreement, Stock Pledge Agreement and Employment Agreement are included herewith as Exhibits B, C and D, respectively, and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated to read in its entirety as follows:

Exhibit A	Press Release of the Company, dated December 22, 2003.

Exhibit B	Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc. dated December 30, 2002

Exhibit C	Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One LLC and John K. Baldwin dated August 25, 2003.

Exhibit D	Employment Agreement, dated December 1, 1999, between Michael V. Shustek and Sunderland Corporation (previously filed with the SEC as Exhibit 10.5 to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 1999)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004

By:	/s/ Michael V. Shustek

Michael V. Shustek

INDEX TO EXHIBITS

EXHIBIT A	Press Release of the Company, dated December 22, 2003.

EXHIBIT B	Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc. dated December 30, 2002

EXHIBIT C	Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One LLC and John K. Baldwin dated August 25, 2003.

EXHIBIT D	Employment Agreement, dated December 1, 1999, between Michael V. Shustek and Sunderland Corporation (previously filed with the SEC as Exhibit 10.5 to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 1999)